Goldman Sachs & Co. LLC 200 West Street New York, New York 10282-2198	Morgan Stanley & Co. LLC 1585 Broadway New York, New York 10036	Jefferies LLC 520 Madison Avenue New York, New York 10022	Piper Sandler & Co. 1251 Avenue of the Americas, 7th Floor New York, New York 10154

VIA EDGAR

August 8, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Stacey Gama

Re:	CinCor Pharma, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-266674

Dear Ms. Gama:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that there will be distribution to underwriters, institutions, dealers and others, who are reasonably anticipated to participate in the distribution of the securities, of as many copies of the preliminary prospectus included in the above-named Registration Statement on Form S-1 (File No. 333-266674) (the “Registration Statement”) as appears to be reasonable to secure the adequate distribution of the preliminary prospectus.

We have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of CinCor Pharma, Inc. for acceleration of the effective date of the Registration Statement so that it becomes effective at 4:15 p.m. Eastern Time on August 10, 2022, or as soon thereafter as practicable, or at such other time as CinCor Pharma, Inc. or its counsel may orally request via telephone call to the staff of the Division of Corporate Finance of the Securities and Exchange Commission.

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Very truly yours,

By: GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi Maduri
Name:	Lyla Bibi Maduri
Title:	Managing Director

By: MORGAN STANLEY & CO. LLC

By:	/s/ Chirag D. Surti
Name:	Chirag D. Surti
Title:	Vice President

By: JEFFERIES LLC

By:	/s/ Charles Glazer
Name:	Charles Glazer
Title:	Managing Director

By: PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name:	Neil Riley
Title:	Managing Director Equity Capital Markets

[Signature Page to UW Acceleration Request]